INTEGRITY APPLICATIONS, INC.

8 Ariel Sharon Street

Or Yehuda 6037607

Israel

September 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Integrity Applications, Inc.
Registration Statement on Form S-3
File No. 333-259664
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlepersons:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Integrity Applications, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-259664), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Time on Monday, September 27, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Kahn at (516) 217-6379.

Very truly yours,

INTEGRITY APPLICATIONS, INC.

/s/ Shimon Rapps
Shimon Rapps
Director and Chair of the Audit Committee